EXHIBIT 99.2

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

March 01, 2010
Media Release

Exploration Update: Tatau and Big Tabar Islands (PNG)

Barrick Gold Farm-in and JV Varied
Allied Gold to Manage Future Exploration Programme

Allied Gold Limited (“Allied Gold” or the “Company”) (TSX:ALG; ASX:ALD; AIM:AGLD) and Barrick Gold have agreed to vary their exploration programme and commitments for the Big Tabar and Tatau Islands, 20 kilometres south of the Allied Gold’s  current  75,000 - 80,000ozpa Simberi gold mine in Papua New Guinea.

Allied Gold had previously agreed in March 2008 to a farm-in which would have seen Barrick initially earn a 51 per cent interest in the Big Tabar and Tatau exploration licences, subject to a minimum four year spend of A$8 million.  Barrick had expended more than $A10 million as of January 2010

Allied Gold will now retain 100% interest in the Big Tabar and Tatau Islands  and has agreed to pay Barrick an immediate $A2.5 million payment and a further $3 million in July either as cash or Allied shares.  The issue of any Allied  shares to Barrick will be at a 10% premium to market.  Barrick has also agreed to place its holding in Allied Gold into escrow until 2012.

Allied Gold Executive Chairman Mark Caruso said today, “Two years ago, Allied Gold was in start-up phase and we did not have the time or resources to devote to the region’s potential, and were also constrained by project financing covenants.  However, given the incremental consolidation of production at Simberi, it now makes sense from a cost effectiveness and a community perspective to have our own team more directly leading the exploration activities at nearby Tatau and Big Tabar.  The relationship with Barrick remains very sound.  However, both companies currently have a different resource scale relative to underpinning development.”

Barrick have conducted preliminary drilling on Tabar Island on the Banesa and Tupinda prospects and identified copper , gold, porphyry style mineralisation which warrants further assessment.  In addition, a significant effort was dedicated  on Tatau to establish base line geological  data which confirmed 12  prospects, of which six (6) are  highly prospective drill targets.  Ttherefore,  we will seek to accelerate our own drilling program with a scheduled commencement of drilling  anticipated in April on Tatau Island

Given the historical success of exploration at Simberi, we are very confident of a multi million ounce resource on the Tatau and Big Tabar islands.

The Tabar Islands group consisting of the Simberi, Tatua, Mapua and (Big) Tabar islands in the north of the New Ireland Province in PNG cover approximately 270sqkm.

Preliminary drilling in May 2009 was conducted on the Banesa and Tupinda prospects on Tatau Island (see Allied Gold’s 2009 Annual Report Pages 36-37 for more detail).

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA   T +61 7 3252 5911   F +61 7 3252 3552   E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064    www.alliedgold.com.au

About Allied Gold: The Simberi gold mine (60km from Lihir Island) has produced 150,000 ounces since production commenced in February 2008.  Production in 2010 is expected to be approx 75,000-80,000 ounces, with an expansion later in the year to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.  The 100,000 ozpa Simberi sulphide project feasibility study is expected during 2011.   Allied Gold acquired the Gold Ridge project in the Solomons Island in late 2009 and pre-development works are currently underway, with production of 120,000 ozpa expected in FY2012.

For further information, please contact

Mark Caruso
Executive Chairman
T:  +61 8 9356 2776

Frank Terranova
Chief Financial Officer
T:  +61 7 3252 5911
E: fterranova@alliedgold.com.au

Simon Jemison
Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319